Mail Stop 3561

December 8, 2005

Donald J. Puglisi
Puglisi and Associates
850 Library Avenue, Suite 804
Newark, Delaware 19711

> **Re:** **Comercial Mexican Holding**
> **Registration Statement on Form F-4**
> **Filed July 28, 2005**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed July 28, 2005**
> **File No. 333-126940**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **Form 20-F/A for Fiscal Year Ended December 31, 2004**
> **Filed July 27, 2005**
> **File No. 33-44756**

Dear Mr. Puglisi:

We have completed our review of your Form 20-F/A and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kenneth Rosh, Esq.
       Fried, Frank, Harris, Shriver & Jacobson LLP
       212-859-8589